FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS APPOINTS DR. INGMAR BRUNS AS

CHIEF MEDICAL OFFICER

CAMBRIDGE, MA, November 2, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the appointment of Ingmar Bruns, M.D., Ph.D. as Chief Medical Officer, effective immediately. Dr. Bruns will succeed Dr. Yaping Shou, who has elected to resign to pursue new opportunities. Dr. Shou will remain with the Company, in a consulting position, to assist with the transition.

"We are extremely pleased to welcome Ingmar to our management team. His strong operational and strategic leadership will be instrumental in shaping Trillium's future clinical development strategy and execution" said Jan Skvarka, Chief Executive Officer of Trillium. "His expertise in patient care as well as translational and clinical research positions him greatly to advance our multiple phase 2 programs expected to start next year."

Dr. Bruns brings more than 17 years of experience in hematology and oncology as a physician and scientist. Over the past three years, Dr. Bruns served as the Senior Vice President and Head of Clinical Development at Pieris Pharmaceuticals, a clinical stage biotechnology company, where he built and led the clinical development organization. From 2013 through 2017, Dr. Bruns led clinical development of several high priority oncology assets at Bayer Pharmaceuticals. Before his industry tenure, Dr. Bruns served as an attending hematologist and oncologist as well as a physician-scientist at Albert Einstein College of Medicine in New York, and previously the University Hospital of Dusseldorf in Germany. Dr. Bruns has authored over 50 publications in the field of hematology and oncology, including several lead authorships in high impact journals such as Nature Medicine, Blood and Leukemia. He received his M.D. and Ph.D. from the University of Lubeck in Germany.

"I am excited to join the outstanding Trillium team and look forward to contributing to the advancement of Trillium's differentiated clinical-stage CD47-targeting programs," said Dr. Bruns. "Trillium's programs represent potentially transformative therapeutic options via blockade of an innate immune checkpoint for patients with hematological malignancies as well as solid tumors."

Said Dr. Shou: "Together with the excellent Trillium team and clinical investigators, it has been my pleasure to guide development of both anti-CD47 programs during the past 2.5 years. Both compounds hold great promise for patients and I look forward to their continued successful clinical development."

"I would like to thank Dr. Shou for her critical contributions to our clinical development, in particular for positioning us strongly for the next stage of our clinical development efforts. We wish her all the best in her future endeavors", added Dr. Skvarka.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our plans for initiating and advancing multiple phase 2 studies next year. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the COVID-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com